Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated April 13, 2010	Registration No. 333-166041

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CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST

This prospectus supplement no. 2 supplements and amends the prospectus dated April 13, 2010, as previously supplemented on May 7, 2010, relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued in exchange for or on redemption of our 4.25% Exchangeable Senior Notes Due 2030.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of common shares issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the current conversion rate of 20.7658 common shares per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling shareholders will be set forth in prospectus supplements from time to time, if required. The number of common shares owned by the selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them in exchange for or on redemption of the notes.  All information regarding the number of common shares beneficially owned by the selling shareholders named in this prospectus supplement has been provided to us by the selling shareholders.

				Percent of All
	Number of		Number of	Common
	Shares		Other Shares	Shares
	Beneficially		Beneficially	Beneficially	Beneficial Ownership
	Owned and		Owned and	Owned	After Resale of Shares
	Offered		Not Offered	Before	Number
Selling Shareholder	Hereby(1)		Hereby (2)	Resale(2)	of Shares	Percent

Bancroft Fund Ltd.	10,382		—	*	—	*
Citigroup Pension Plan	31,148	(3)	—	*	—	*
Ellsworth Fund Ltd.	10,382		—	*	—	*

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*      Indicates less than one percent (1%).

(1)   Represents the maximum number of common shares issuable in exchange for or on redemption of all of the selling shareholder’s notes, based on the current conversion rate applicable to the notes of 20.7658 common shares per $1,000 principal amount of notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)   Calculated based on 59,287,048 common shares outstanding as of July 20, 2010.  In calculating this amount for each selling shareholder named in this prospectus supplement, we treated as outstanding the number of common shares in exchange for or on redemption of all of that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

(3)   Includes 10,382 common shares registered for sale by this selling shareholder pursuant to a previous prospectus supplement.

You should carefully read and consider the risk factors included in our periodic reports that are incorporated by reference herein, including in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2009, and other information that we file with the Securities and Exchange Commission before you invest in the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2010